Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 12 DATED JANUARY 7, 2015
TO THE PROSPECTUS DATED OCTOBER 2, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated October 2, 2014, Supplement No. 6 dated November 19, 2014, which superseded and replaced all previous supplements to the prospectus, Supplement No. 7 dated December 5, 2014, Supplement No. 8 dated December 15, 2014, Supplement No. 9 dated December 18, 2014, Supplement No. 10 dated December 19, 2014, and Supplement No. 11 dated December 30, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.; and
(2)	recent real property investments.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013. Of these shares, we are offering 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. During the month of December 2014, we accepted investors’ subscriptions for, and issued, a total of approximately 266,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $2.6 million, consisting of approximately 192,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $1.9 million, and approximately 74,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $702,000. As of December 31, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 24.6 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $244.9 million (including shares issued pursuant to our distribution reinvestment plan). As of December 31, 2014, approximately 275.4 million shares of our common stock remained available for sale in the offering for approximately $2.7 billion.
We will offer shares of our common stock pursuant to the offering until September 17, 2015, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2015, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 12 of the prospectus and the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 109 of the prospectus, as supplemented to date:
As of December 31, 2014, we, through separate wholly-owned limited liability companies and limited partnerships of ours and our operating partnership, owned 23 properties, located in 15 states, consisting of approximately 7.2 million gross rentable square feet of corporate office and industrial space. We did not acquire any properties between December 27, 2014 and December 31, 2014.

     CCIT2-SUP-12B